ANY 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


FEB 27 2002

SEC FILE NUMBER
8- 52366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iBOLSA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 NW 13th STREET, SUITE 307
(No. and Street)

BOCA RATON	FLORIDA	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL B. FALKEN 561-391-5997
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, MICHAEL B. FALKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iBOLSA, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.



Signature

CHIEF COMPLIANCE OFFICER

Title



Peter L. Levine
Commission # CC 995651
Expires March 10, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.


FEB 27 20
340
WASH. D.C.
SECTION

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
iBolsa, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of iBolsa, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of iBolsa, Inc., as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to this financial statement, the Company has sustained operating losses and negative cash flows from operations since inception. In the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not include any adjustments that might result from the outcome of these uncertainties.



Boca Raton, Florida
February 6, 2002

iBOLSA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	5,314
DUE FROM CLEARING BROKER (NOTE 5)		25,544
PROPERTY AND EQUIPMENT (NOTE 3)		13,205
DUE FROM RELATED PARTY (NOTE 7)		2,942
OTHER ASSETS		806
	$	47,811

LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	11,363
COMMITMENTS (NOTE 6)		
STOCKHOLDERS' EQUITY (NOTES 9 AND 10)		36,448
	$	47,811

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

iBolsa, Inc., a Delaware corporation operating in Boca Raton, Florida (the Company), is a registered broker-dealer. The Company is no longer considered to be in the development stage, which it was at December 31, 2000. The Company acts in an agency capacity, buying and selling securities for its customers, and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon estimated useful lives of five years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are provided for the estimated tax effect of temporary differences between financial and income tax reporting in accordance with FAS No. 109. These differences result primarily from net operating loss carry forwards (Note 8).

Stock Options

Options granted to employees under the Company's Stock Option Plan are accounted for by using the intrinsic method under APB Opinion 25, Accounting for Stock Issued to Employees (APB 25). Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) defines a fair value based method of accounting for stock options. The accounting standards prescribed by SFAS 123 are optional and the Company is accounting for stock options under the intrinsic value method specified in APB 25. Pro forma disclosures of net earnings have been made in accordance with SFAS 123 (Note 9).

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred significant operating losses and negative cash flows from operations since inception.

The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flows from operations or obtaining equity financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is attempting to raise additional capital, which will assist the Company in funding operations and provide the opportunity for the Company to continue as a going concern. Management believes it will be successful in raising capital sufficient to continue operations. Subsequent to December 31, 2001, the majority stockholder capitalized the Company with an additional equity infusion of $45,000 through February 6, 2002.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2001:

Computer equipment	$ 18,425
Less accumulated depreciation	(5,220)
	$ 13,205

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $19,495, which exceeded requirements by $14,495, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.58 to 1.

NOTE 5. RISK CONCENTRATION

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Dallas, Texas. At December 31, 2001, the $25,544 due from clearing broker included in the accompanying statement of financial condition is due from this broker.

NOTE 6. LEASE COMMITMENTS

The Company is currently occupying office space on a month-to-month basis from a related party pursuant to a "Shared Facility Agreement" (Note 7).

The Company is obligated under various non-cancelable operating leases related to licensing, marketing and on-line service agreements expiring from 2002 through 2003.

Approximate minimum annual payments under the aforementioned agreements are as follows:

2002	$	57,000
2003		6,000
	$	63,000

NOTE 7. RELATED PARTY TRANSACTION

The Company entered into a "Shared Facility Agreement" with an entity related by virtue of common ownership. The Agreement is for a six month term and automatically renews at the end of each term. The related party pays the Company ten percent of all expenditures incurred by the Company for rent, phones and utilities. For the year ended December 31, 2001, the related party incurred $4,329 of shared expenses, of which $2,942 was uncollected at December 31, 2001.

NOTE 8. INCOME TAXES

The Company has net operating loss carryforwards of approximately $1,803,000 for income tax purposes, which expire in 2019 through 2021.

As a result of this net operating loss at December 31, 2001, the Company has recorded a deferred tax asset of approximately $679,000, which is offset by a valuation allowance in the same amount as the Company believes it is more likely than not that future tax benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if there are estimates of future taxable income.

NOTE 9. STOCK OPTION PLAN

During 2000, the Company established a Stock Option/Stock Issuance Plan (the Plan) under which employees, officers, directors, consultants and advisors of the Company may be granted options to purchase shares of the Company's common stock at a price to be determined by the Plan Administrator. In addition, the Plan Administrator determines the vesting period and the term of the option with no option having a term in excess of ten years measured from the option grant date. The Plan authorizes the issuance of up to 800,000 shares of the Company's common stock.

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"). The Company has elected to continue using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for employee stock options. No compensation expense has been recognized as the market value of the underlying stock equaled the exercise price at the date of the grants.

The weighted average fair value of stock options granted during the year ended December 31, 2001 was $0.42. The Company estimated the fair value of all stock options granted during the year ended December 31, 2001 by using the minimum value method with the following assumptions: (i) risk-free interest rate of 5.50%, (ii) expected option lives of 10 years and (iii) no expected dividends on the underlying stock.

NOTE 9. STOCK OPTION PLAN (Continued)

Stock options outstanding and exercisable at December 31, 2001 were as follows:

Outstanding	450,270	$ 1.00
Exercisable	177,422	$ 1.00

The expiration dates and exercise prices of stock options which were outstanding at December 31, 2001, were as follows:

Expiration Date	Number of Options	Exercise Price
March 2010	385,000	$ 1.00
April 2010	50,000	$ 1.00
June 2010	15,270	$ 1.00

NOTE 10. PREFERRED STOCK

During 2001, the Company authorized the issuance of 250,000 shares of Series B preferred stock and warrants to purchase up to 50,000 shares of common stock at $2.00 per share. Among other things, the Series B preferred stock has preference to common stockholders and Series A preferred stockholders in the event of liquidation, and has a voluntary conversion to common stock at a ratio of one to one. If dividends are declared by the board of directors, a cumulative dividend will be made in preference to the common stockholders at an annual rate of 5% of the purchase price per share of the preferred stock.

During 2000, the Company authorized the issuance of 5,000,000 shares of Series A preferred stock. Among other things, the Series A preferred stock has preference to common stockholders in the event of liquidation, a voluntary conversion to common stock at a ratio of one to one, and if dividends are declared by the board of directors, a cumulative dividend in preference to the common stockholders at an annual rate of 5% of the purchase price per share of the preferred stock.